As filed with the Securities and Exchange Commission on November 7, 2022

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Triumph Bancorp, Inc.

(Name of Subject Company (Issuer))

Triumph Bancorp, Inc.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

89679E300

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Adam D. Nelson

Executive Vice President and General Counsel

Triumph Bancorp, Inc.

12700 Park Central Drive, Suite 1700

Dallas, Texas 75221

(214) 365-6900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Mark F. Veblen, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the tender offer by Triumph Bancorp, Inc., a Texas corporation (the “Company”), to purchase for cash up to $100,000,000 of its common stock, $0.01 par value per share (the “shares”), at a price per share of not less than $51.00 and not more than $58.00 in cash, without interest and subject to any applicable withholding taxes. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 7, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(i), and in the accompanying Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is filed herewith as Exhibit (a)(1)(ii), which together constitute the “tender offer”. Additional documents relating to the tender offer are filed as Exhibits (a)(1)(iii), (a)(1)(iv), (a)(1)(v), (a)(1)(vi) and (a)(1)(vii). The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1.	Summary Term Sheet.

Reference is made to the information set forth under “Summary Term Sheet” in the Offer to Purchase, which is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Triumph Bancorp, Inc. The address and telephone number of the Company is set forth under Item 3. As previously announced by the Company, the issuer expects to change its name from Triumph Bancorp, Inc. to Triumph Financial, Inc. on December 1, 2022.

(b) Reference is made to the information set forth under “Introduction” in the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is made to the information set forth in the Offer to Purchase under Section 8 (“Price Range of Shares; Dividends”), which is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The Company is the filing person. The address of its principal executive office is 12700 Park Central Drive, Suite 1700, Dallas, Texas 75251, and its telephone number is (214) 365-6900. Its internet address is www.triumphbancorp.com. Unless expressly stated otherwise, the information contained on our website or connected to our website is not incorporated by reference into this Schedule TO and should not be considered part of this Schedule TO. Reference is made to the information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), which is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Reference is made to the information set forth in the Offer to Purchase under the following headings, with such information being incorporated herein by reference:

Summary Term Sheet;

Introduction;

Section 1 (“Number of Shares; Proration”);

Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”);

Section 3 (“Procedures for Tendering Shares”);

Section 4 (“Withdrawal Rights”);

Section 5 (“Purchase of Shares and Payment of Purchase Price”);

Section 6 (“Conditional Tender of Shares”);

Section 7 (“Conditions of the Tender Offer”);

Section 11	(“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

Section 13 (“Material U.S. Federal Income Tax Consequences”);

Section 14 (“Extension of the Tender Offer; Termination; Amendment”); and

Section 16 (“Miscellaneous”).

(b) Reference is made to the information set forth under “Introduction” and under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase, which is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Reference is made to the information set forth under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase, which is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c) Reference is made to the information set forth under “Summary Term Sheet,” under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) and under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase, which is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) Reference is made to the information set forth under Section 9 (“Source and Amount of Funds”) in the Offer to Purchase, which is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) and (b) Reference is made to the information set forth under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase, which is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Reference is made to the information set forth under “Summary Term Sheet” and under Section 15 (“Fees and Expenses; Information Agent; Dealer Manager; Depositary”) in the Offer to Purchase, which is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial statements are not considered material because (i) the consideration consists solely of cash, (ii) the tender offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR. The Company has voluntarily included the Company’s financial statements by means of the incorporation by reference of the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022, June 30, 2022 and September 30, 2022.

Item 11.	Additional Information.

(a)    Reference is made to the information set forth under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”); under Section 10 (“Certain Information Concerning Us”), under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and under Section 12 (“Legal Matters; Regulatory Approvals”) in the Offer to Purchase, which is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(b)    Reference is made to the information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, as each may be amended or supplemented from time to time, which is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Section 13(a), 13(c), or 14 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and prior to the expiration of the tender offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12.	Exhibits.

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)*	Offer to Purchase, dated November 7, 2022.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated November 7, 2022.

(a)(1)(v)*	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated November 7, 2022.

(a)(1)(vi)*	Letter to Employee Stock Purchase Plan Participants, dated November 7, 2022.

(a)(1)(vii)*	Summary Advertisement, dated November 7, 2022.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press release announcing the Tender Offer, dated November 7, 2022 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on November 7, 2022, and incorporated herein by reference).

EXHIBIT NUMBER	DESCRIPTION

(a)(5)(ii)	Form 10-K filed with the SEC on February 14, 2022.

(a)(5)(iii)	Form 10-Q filed with the SEC on April 20, 2022.

(a)(5)(iv)	Form 10-Q filed with the SEC on July 20, 2022.

(a)(5)(v)	Form 10-Q filed with the SEC on October 19, 2022.

(b)	Not applicable.

(d)(i)	Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan, effective September 30, 2014 (filed as Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1 (File No. 333-198838) and incorporated herein by reference).

(d)(ii)	First Amendment to Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan, effective May 16, 2019 (filed as Exhibit 10.1 to Form 8-K filed on May 16, 2019, and incorporated herein by reference).

(d)(iii)	Second Amendment to Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan, effective March 16, 2021 (filed as Exhibit 10.1 to Form 8-K filed on April 27, 2021, and incorporated herein by reference).

(d)(iv)	Form of Restricted Stock Award Agreement under Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan (filed as Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1 (File No. 333-198838) and incorporated herein by reference).

(d)(v)	Form of Restricted Stock Award Agreement under Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan (filed as Exhibit 10.5 to Form 10-Q filed on May 5, 2016, and incorporated herein by reference).

(d)(vi)	Form of Performance Restricted Stock Unit Award Agreement under Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan (filed as Exhibit 10.3 to Form 10-Q filed on July 19, 2019, and incorporated herein by reference).

(d)(vii)	Form of Performance Restricted Stock Unit Award Agreement under Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan (filed as Exhibit 10.16 to Form 10-K filed on February 11, 2020, and incorporated herein by reference).

(d)(viii)	Triumph Bancorp, Inc. Senior Executive Incentive Plan, effective September 30, 2014 (filed as Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1 (File No. 333-198838) and incorporated herein by reference).

(d)(ix)	Triumph Bancorp, Inc. Employee Stock Purchase Plan, effective April 1, 2019 (filed as Annex B to the Registrant’s Definitive Proxy Statement on Schedule 14A filed on April 3, 2019, and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2022

TRIUMPH BANCORP, INC.

By:	/s/ Adam D. Nelson
Name: Adam D. Nelson
Title: Executive Vice President and General Counsel

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